UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
573083102
(CUSIP Number)
Peter Hurwitz, Esq.
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, New York 10001
(212) 827-8362
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573083102

1	NAMES OF REPORTING PERSONS ALEXIS STEWART I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		11,296 shares of Class A Common Stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,568,337 shares of Class A Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,296 shares of Class A Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

28,568,337 shares of Class A Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,579,633 shares of Class A Common Stock (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 5,046 shares directly held by the Reporting Person and 6,250 shares subject to an exercisable option held directly by the Reporting Person.
(2) As of the date hereof, the Reporting Person may be deemed to beneficially own 27,745,347 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby M artha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 27,745,347 shares of Class A Common Stock include the following: (i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii ) options that are exercisable to purchase 610,000 shares of Class A Common Stock, held by Martha Stewart, (iii) options that will become exercisable within 60 days to purchase 247,500 shares of Class A Common Stock held by Martha Stewart, (iv) 192,622 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (v) 26,690,125 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP. In addition, the Reporting Person may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.
(3) Based upon a total of 28,282,768 shares of Class A Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and assumes (i) the conversion of 26,690,125 shares of Class B Common Stock, (ii) the exercise of options to purchase 610,000 shares of Class A Common Stock held by Martha Stewart and (iii) the exercise of options that will become exercisable within 60 days to purchase 247,500 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.

2.

CUSIP No.	573083102
SCHEDULE 13D/A
This Amendment No. 7 (“Amendment No. 7”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, Amendment No. 3 filed on September 1, 2005, Amendment No. 4 filed on March 16, 2007, Amendment No. 5 filed on January 7, 2009, and Amendment No. 6 filed on April 22, 2009 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”).
Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transaction.
The information set forth in Item 4 of Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
(a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,579,633 shares of Class A Common Stock. This number includes (i) 5,046 shares of Class A Common Stock owned by the Reporting Person, (ii) 6,250 shares subject to an exercisable option held directly by the Reporting Person, (iii) 822,990 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power, (iv) 5,100 shares of Class A Common Stock owned by Martha Stewart, (v) exercisable options to purchase 610,000 shares of Class A Common Stock held by Martha Stewart, (vi) options that will become exercisable within 60 days to purchase 247,500 shares of Class A Common Stock held by Martha Stewart, (vii) 192,622 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (viii) 26,690,125 shares of the Company’s Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to beneficially own the shares referenced in (iv) to (viii) above pursuant to (A) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (B) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.
The Reporting Person may be deemed to own an aggregate of 51.2% of the Company’s Class A Common Stock, which is calculated based on a total of 28,282,768 shares of Class A Common Stock outstanding as of May 4, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and assumes (i) the conversion of 26,690,125 shares of Class B Common Stock, (ii) the exercise of options to purchase 610,000 shares of Class A Common Stock held by Martha Stewart and (iii) the exercise of options that will become exercisable within 60 days to purchase 247,500 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.
By virtue of the relationships described in Item 4, as amended on August 2, 2005, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart, Inc. and 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, for a total beneficial ownership of 28,657,367, which represents 51.3% of the shares of Class A Common Stock outstanding. The reporting person disclaims beneficial ownership of

3.

CUSIP No.	573083102
all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and Foundation, report separately on Schedule 13G. M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.
Part (b) of Item 5 of the Schedule 13D remains unchanged.
Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
On February 25, 2010, options to purchase 150,000 shares of Class A Common Stock at $26.56 per share held by Martha Stewart expired.
On March 2, 2010, options to purchase 6,250 shares of Class A Common Stock at $1.96 per share held by the Reporting Person vested.
On March 2, 2010, options to purchase 212,500 shares of Class A Common Stock at $1.96 per share held by Martha Stewart became exercisable.
On May 12, 2010, MSFLP sold 30,000 shares of Class A Common Stock in the open market as follows (price does not reflect commissions deducted):

No. of Shares .	Price	No. of Shares .	Price
1,772	6.8000	300	6.8483
600	6.8017	100	6.8550
1,200	6.8100	1,500	6.8600
3,100	6.8200	228	6.8700
1,100	6.8300	200	6.8750
400	6.8325	200	6.8900
800	6.8400	400	6.8075
1,500	6.8500	100	6.8100
1,100	6.8600	300	6.8183
200	6.8800	800	6.8200
300	6.8017	800	6.8300
600	6.8050	500	6.8380
400	6.8100	600	6.8400
600	6.8150	2,500	6.8500
400	6.8200	100	6.8700
500	6.8250	200	6.8100
1,800	6.8300	500	6.8111
700	6.8350	100	6.8200
1,400	6.8400	200	6.8300
300	6.8450	1,600	6.8500
On July 15, 2010, options to purchase 247,500 shares of Class A Common Stock at $7.04 per share held by Martha Stewart will become exercisable.
Part (d) of Item 5 of the Schedule 13D remains unchanged except that Part (d)(i) is amended and restated in its entirety to read as follows:
(d) (i) Martha Stewart is the beneficial owner of 28,568,337 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.
Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

4.

CUSIP No.	573083102
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 19, 2010

Alexis Stewart
By:	/s/ Peter Hurwitz
Peter Hurwitz
Attorney-in-fact

5.